UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

Kodiak Sciences Inc.

(Name of Issuer)

Common Stock, $0.0001 par value per share

(Title of Class of Securities)

50015M109

(CUSIP Number)

December 31, 2021

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-l(b)

☐	Rule 13d-l(c)

☒	Rule 13d-l(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP No. 50015M109		Page 2 of 5 Pages

1.	Names of Reporting Persons. D. Victor Perlroth, M.D.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 6,258,163 shares[1]
	6.	Shared Voting Power N/A
	7.	Sole Dispositive Power 5,731,163 shares[2]
	8.	Shared Dispositive Power N/A

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,258,163
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 11.6%[3]
12.	Type of Reporting Person (See Instructions) IN

[1]

Includes (a) 3,508,038 shares held directly by Dr. Perlroth, (b) 2,223,125 shares of common stock that Dr. Perlroth has the right to acquire from the Issuer immediately or within sixty days of December 31, 2021 pursuant to the exercise of option awards, of which 519,691 are unvested, early exercisable and subject to an Issuer right of repurchase as of March 1, 2022; and (c) 527,000 shares as to which Dr. Perlroth exercises sole voting authority pursuant to a voting agreement and proxy.

[2]

Includes (a) 3,508,038 shares held directly by Dr. Perlroth and (b) 2,223,125 shares of common stock that Dr. Perlroth has the right to acquire from the Issuer immediately or within sixty days of December 31, 2021 pursuant to the exercise of option awards, of which 519,691 are unvested, early exercisable and subject to an Issuer right of repurchase as of March 1, 2022.

[3]	Based on 51,826,257 shares of common stock outstanding as of December 31, 2021.

SCHEDULE 13G

CUSIP No. 50015M109		Page 3 of 5 Pages

Item 1.

(a)	Name of Issuer:

Kodiak Sciences Inc. (the “Issuer”)

(b)	Address of Issuer’s Principal Executive Offices:

1200 Page Mill Road

Palo Alto, CA 94304

Item 2.

(a)	Name of Person Filing:

D. Victor Perlroth, M.D.

(b)	Address of Principal Business Office or, if none, Residence:

The address for the Reporting Person is:

c/o Kodiak Sciences Inc.

1200 Page Mill Road

Palo Alto, CA 94304

(c)	Citizenship:

Dr. D. Victor Perlroth is a United States citizen.

(d)	Title of Class of Securities:

Common Stock, $0.0001 par value per share

(e)	CUSIP Number:

50015M109

Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

(a)	☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☐ An investment advisor in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐ An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐ A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐ A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐ A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J); or

(k)	☐ Group, in accordance with § 240.13d-1(b)(1)(ii)(K).

SCHEDULE 13G

CUSIP No. 50015M109		Page 4 of 5 Pages

Item 4. Ownership.

The following information with respect to the ownership of the Common Stock of the Issuer by the Reporting Person is provided as of December 31, 2021:

(a)	Amount beneficially owned

See Row 9 of cover page.

(b)	Percent of Class:

See Row 11 of cover page.

(c)	Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote	See Row 5 of cover page.

(ii) Shared power to vote or to direct the vote	See Row 6 of cover page.

(iii) Sole power to dispose or to direct the disposition of	See Row 7 of cover page.

(iv) Shared power to dispose or to direct the disposition of	See Row 8 of cover page.

Item 5. Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following  ☐.

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not applicable.

Item 8. Identification and Classification of Members of the Group.

Not applicable.

Item 9. Notice of Dissolution of Group.

Not applicable.

Item 10. Certifications.

Not applicable.

SCHEDULE 13G

CUSIP No. 50015M109		Page 5 of 5 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

D. Victor Perlroth, M.D.

Date: February 14, 2022	/s/ D. Victor Perlroth